CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended

March 31, 2024 and 2023

(UNAUDITED)

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Income

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended March 31,
	Note	2024	2023
Sales	18	$224,949	$175,653
Cost of sales	19	155,040	135,225
Mine operating income		69,909	40,428

General and administration	20	18,230	14,946
Foreign exchange loss		4,115	1,572
Other (income) expenses		429	44
		22,774	16,562

Operating income		47,135	23,866

Investment gains		2,648	-
Interest and finance costs, net	21	(6,218)	(2,639)
Loss on derivatives		-	(1,426)
		(3,570)	(4,065)

Income before income taxes		43,565	19,801

Income taxes
Current income tax expense		16,345	8,997
Deferred income tax recovery		(1,847)	(1,053)
		14,498	7,944
Net income for the period		$29,067	$11,857

Net income attributable to:
Fortuna shareholders		$26,250	$10,879
Non-controlling interest	25	2,817	978
		$29,067	$11,857

Earnings per share	17
Basic		$0.09	$0.04
Diluted		$0.09	$0.04

Weighted average number of common shares outstanding (000's)
Basic		306,470	290,242
Diluted		308,199	292,351

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended March 31,
	Note	2024	2023
Net income for the period		$29,067	$11,857

Items that will remain permanently in other comprehensive income (loss):
Changes in fair value of investments in equity securities, net of $nil tax		28	(1)
Items that may in the future be reclassified to profit or loss:
Currency translation adjustment, net of tax[1]		(1,154)	222
Changes in fair value of hedging instruments, net of $nil tax		-	12
Total other comprehensive (loss) income for the period		(1,126)	233
Comprehensive income for the period		$27,941	$12,090

Comprehensive income attributable to:
Fortuna shareholders		25,124	11,112
Non-controlling interest	25	2,817	978
		$27,941	$12,090

1 For the three months ended March 31, 2024, the currency translation adjustment is net of tax expenses of $41 thousand (2023 - $52 thousand).

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Balance at	Note	March 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$87,725	$128,148
Trade and other receivables	4	76,199	69,529
Inventories	5	125,077	115,825
Other current assets	6	23,024	19,823
		312,025	333,325
NON-CURRENT ASSETS
Restricted cash		910	910
Mineral properties and property, plant and equipment	7	1,567,066	1,574,212
Other non-current assets	8	67,379	59,416
Total assets		$1,947,380	$1,967,863

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	9	$139,389	$148,084
Current portion of debt	12	44,444	43,901
Income taxes payable		41,530	31,779
Current portion of lease obligations	11	14,188	14,941
Current portion of closure and reclamation provisions	14	6,704	5,065
		246,255	243,770
NON-CURRENT LIABILITIES
Debt	12	123,153	162,946
Deferred tax liabilities		157,906	159,855
Closure and reclamation provisions	14	58,616	60,738
Lease obligations	11	39,602	42,460
Other non-current liabilities	13	8,431	9,973
Total liabilities		633,963	679,742

SHAREHOLDERS' EQUITY
Share capital	16	1,122,522	1,125,376
Reserves		24,425	25,342
Retained earnings		113,899	87,649
Equity attributable to Fortuna shareholders		1,260,846	1,238,367
Equity attributable to non-controlling interest	25	52,571	49,754
Total equity		1,313,417	1,288,121

Total liabilities and shareholders' equity		$1,947,380	$1,967,863

Contingencies and Capital Commitments (Note 26)

Subsequent Events (Note 27)

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended March 31,
	Note	2024	2023

Operating activities:
Net income for the period		$29,067	$11,857
Items not involving cash
Depletion and depreciation		50,255	44,235
Accretion expense	21	2,114	1,350
Income taxes		14,498	7,944
Interest expense, net	21	4,104	1,264
Unrealized foreign exchange (gain) loss		(3,719)	(214)
Investment gains		(2,648)	-
Unrealized (gain) loss on derivatives		(81)	1,362
Other		(323)	(215)
Closure and reclamation payments	14	(86)	(206)
Changes in working capital	24	(35,327)	(10,765)
Cash provided by operating activities		57,854	56,612
Income taxes paid		(5,891)	(12,904)
Interest paid		(3,864)	(2,608)
Interest received		849	658
Net cash provided by operating activities		48,948	41,758

Investing activities:
Additions to mineral properties and property, plant and equipment		(41,341)	(61,550)
Contractor advances on Séguéla construction		-	1,569
Purchases of investments		(7,613)	-
Proceeds from sale of investments		10,261	-
Deposits on long term assets		(1,304)	-
Other investing activities		494	391
Cash used in investing activities		(39,503)	(59,590)

Financing activities:
Proceeds from credit facility	12	-	25,000
Repayment of credit facility	12	(40,000)	-
Repurchase of common shares	16	(3,535)	-
Payments of lease obligations		(4,934)	(2,996)
Cash (used in) provided by financing activities		(48,469)	22,004
Effect of exchange rate changes on cash and cash equivalents		(1,399)	66
(Decrease) increase in cash and cash equivalents during the period		(40,423)	4,238
Cash and cash equivalents, beginning of the period		128,148	80,493
Cash and cash equivalents, end of the period		$87,725	$84,731

Cash and cash equivalents consist of:
Cash		$75,445	$83,091
Cash equivalents		12,280	1,640
Cash and cash equivalents, end of the period		$87,725	$84,731
Supplemental cash flow information (Note 24)

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Share capital		Reserves
	Note	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Equity component of convertible debentures	Foreign currency reserve	Retained earnings	Non-controlling interest	Total equity
Balance at January 1, 2024		306,587,630	$1,125,376	$26,144	$198	$(998)	$4,825	$(4,827)	$87,649	$49,754	$1,288,121
Total comprehensive income for the period
Net income for the period		-	-	-	-	-	-	-	26,250	2,817	29,067
Other comprehensive loss for the period		-	-	-	-	28	-	(1,154)	-	-	(1,126)
Total comprehensive income for the period		-	-	-	-	28	-	(1,154)	26,250	2,817	27,941

Transactions with owners of the Company
Repurchase of common shares	16	(1,030,375)	(3,535)	-	-	-	-	-	-	-	(3,535)
Shares issued on vesting of share units		186,784	681	(681)	-	-	-	-	-	-	-
Share-based payments	15	-	-	890	-	-	-	-	-	-	890
		(843,591)	(2,854)	209	-	-	-	-	-	-	(2,645)

Balance at March 31, 2024		305,744,039	$1,122,522	$26,353	$198	$(970)	$4,825	$(5,981)	$113,899	$52,571	$1,313,417

Balance at January 1, 2023		290,221,971	$1,076,342	$28,850	$198	$(976)	$4,825	$(2,968)	$138,485	$43,940	$1,288,696
Total comprehensive income for the period
Net income for the period		-	-	-	-	-	-	-	10,879	978	11,857
Other comprehensive income for the period		-	-	-	12	(1)	-	222	-	-	233
Total comprehensive income for the period		-	-	-	12	(1)	-	222	10,879	978	12,090

Transactions with owners of the Company
Shares issued on vesting of share units		170,239	521	(521)	-	-	-	-	-	-	-
Share-based payments	15	-	-	(565)	-	-	-	-	-	-	(565)
		170,239	521	(1,086)	-	-	-	-	-	-	(565)

Balance at March 31, 2023		290,392,210	$1,076,863	$27,764	$210	$(977)	$4,825	$(2,746)	$149,364	$44,918	$1,300,221

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

1.   NATURE OF OPERATIONS

Fortuna Silver Mines Inc. (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Argentina, Burkina Faso, Côte d’Ivoire, Mexico, and Peru. The Company operates the open pit Lindero gold mine (“Lindero”) in northern Argentina, the underground Yaramoko gold mine (“Yaramoko”) in southwestern Burkina Faso, the open pit Séguéla gold mine (“Séguéla”) in southwestern Côte d’Ivoire, the underground San Jose silver and gold mine (“San Jose”) in southern Mexico, and the underground Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru.

The Company’s common shares are listed on the New York Stock Exchange (the “NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (the “TSX”) under the trading symbol FVI.

The Company’s registered office is located at Suite 650 - 200 Burrard Street, Vancouver, British Columbia, V6C 3L6, Canada.

2.   BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023, which include information necessary for understanding the Company’s business and financial presentation.

Other than as described below, the same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements.

On May 7, 2024, the Company's Board of Directors approved these interim financial statements for issuance.

Basis of Measurement

These financial statements have been prepared on a going concern basis under the historical cost basis, except for those assets and liabilities that are measured at fair value (Note 23) at the end of each reporting period.

Adoption of new accounting standards

The Company adopted various amendments to IFRSs, which were effective for accounting periods beginning on or after January 1, 2024. These include amendments to IAS 1 (Classification of Liabilities as Current or Non-current, and Non-current Liabilities with Covenants), IFRS 16 (Lease Liability in a Sale and Leaseback), IAS 7 and IFRS 7 (Supplier Finance Arrangements), and IAS 28 and IFRS 10 (Sale or Contribution of Assets between an Investor and its Associate or Joint Venture). The impacts of adoption were not material to the Company's interim financial statements.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

3.   USE OF ESTIMATES, ASSUMPTIONS, AND JUDGEMENTS

The preparation of these interim financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgements and estimates are pervasive throughout the interim financial statements, and may require accounting adjustments based on future occurrences. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these consolidated interim financial statements for the three months ended March 31, 2024, the Company applied the critical estimates, assumptions and judgements as disclosed in Note 4 of its audited consolidated financial statements for the year ended December 31, 2023.

4.   TRADE AND OTHER RECEIVABLES

As at	March 31, 2024	December 31, 2023
Trade receivables from doré and concentrate sales	$23,168	$19,970
Advances and other receivables	4,264	5,189
Value added tax receivables	48,767	44,370
Trade and other receivables	$76,199	$69,529

The Company’s trade receivables from concentrate and doré sales are expected to be collected in accordance with the terms of the existing concentrate and doré sales contracts with its customers. No amounts were past due as at March 31, 2024.

As at March 31, 2024, current VAT receivables include $9.6 million (December 31, 2023 - $7.5 million) for Argentina, $6.7 million (December 31, 2023 - $7.4 million) for Mexico, $8.4 million (December 31, 2023 - $5.1 million) for Côte d’Ivoire, and $22.1 million (December 31, 2023 - $22.7 million) for Burkina Faso. An additional $18.0 million of VAT receivable is classified as non-current (Note 8).

5.   INVENTORIES

As at	Note	March 31, 2024	December 31, 2023
Concentrate stockpiles		$992	$1,328
Doré bars		2,744	273
Leach pad and gold-in-circuit		28,987	27,527
Ore stockpiles		80,606	73,015
Materials and supplies		54,883	53,235
Total inventories		$168,212	$155,378
Less: non-current portion	8	(43,135)	(39,553)
Current inventories		$125,077	$115,825

During the three months ended March 31, 2024, the Company expensed $139.2 million of inventories to cost of sales (March 31, 2023 - $121.9 million).

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

6.   OTHER CURRENT ASSETS

As at	March 31, 2024	December 31, 2023
Prepaid expenses	$17,788	$14,604
Income tax recoverable	5,127	5,113
Other	109	106
Other current assets	$23,024	$19,823

Prepaid expenses include $12.7 million (December 31, 2023 - $8.8 million) related to deposits and advances to contractors.

7.   MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

	Mineral Properties - Depletable	Mineral Properties - Non depletable	Construction in Progress	Property, Plant & Equipment	Total
COST
Balance as at December 31, 2023	$1,511,621	$272,956	$44,218	$941,528	$2,770,323
Additions	21,248	8,548	17,801	584	48,181
Changes in closure and reclamation provision	(828)	-	-	(14)	(842)
Disposals and write-offs	-	-	-	(2,324)	(2,324)
Transfers	-	-	(3,824)	3,830	6
Balance as at March 31, 2024	$1,532,041	$281,504	$58,195	$943,604	$2,815,344
ACCUMULATED DEPLETION AND IMPAIRMENT
Balance as at December 31, 2023	$723,255	$-	$49	$472,807	$1,196,111
Disposals and write-offs	-	-	-	(2,295)	(2,295)
Depletion and depreciation	37,082	-	-	17,380	54,462
Balance as at March 31, 2024	$760,337	$-	$49	$487,892	$1,248,278
Net Book Value as at March 31, 2024	$771,704	$281,504	$58,146	$455,712	$1,567,066

As at March 31, 2024, non-depletable mineral properties include $94.5 million of exploration and evaluation assets (December 31, 2023 - $88.5 million).

As at March 31, 2024, property, plant and equipment include right-of-use assets with a net book value of $51.6 million (December 31, 2023 - $56.1 million). Related depletion and depreciation for the three months ended March 31, 2024, was $3.5 million (three months ended March 31, 2023 - $2.4 million).

	Mineral Properties - Depletable	Mineral Properties - Non depletable	Construction in Progress	Property, Plant & Equipment	Total
COST
Balance as at December 31, 2022	$866,999	$712,269	$154,647	$704,781	$2,438,696
Acquisition of Roxgold	-	58,862	-	282	59,144
Additions	100,366	39,835	111,690	23,930	275,821
Changes in closure and reclamation provision	9,407	-	-	152	9,559
Disposals and write-offs	(142)	(5,883)	-	(6,872)	(12,897)
Transfers	534,991	(532,127)	(222,119)	219,255	-
Balance as at December 31, 2023	$1,511,621	$272,956	$44,218	$941,528	$2,770,323
ACCUMULATED DEPLETION AND IMPAIRMENT
Balance as at December 31, 2022	$506,268	$-	$-	$364,807	$871,075
Disposals and write-offs	(40)	-	-	(6,610)	(6,650)
Impairment	60,602	-	49	29,964	90,615
Depletion and depreciation	156,425	-	-	84,646	241,071
Balance as at December 31, 2023	$723,255	$-	$49	$472,807	$1,196,111
Net Book Value as at December 31, 2023	$788,366	$272,956	$44,169	$468,721	$1,574,212

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

8.   OTHER NON-CURRENT ASSETS

As at	Note	March 31, 2024	December 31, 2023
Ore stockpiles	5	$43,135	$39,553
Value added tax receivables		18,009	13,172
Income tax recoverable		1,167	1,170
Other		5,068	5,521
Total other non-current assets		$67,379	$59,416

As at March 31, 2024, non-current VAT receivables include $3.4 million (December 31, 2023 - $3.8 million) for Mexico and $14.6 million (December 31, 2023 - $9.4 million) for Burkina Faso.

9.   TRADE AND OTHER PAYABLES

As at	Note	March 31, 2024	December 31, 2023
Trade accounts payable		$102,866	$100,387
Payroll and related payables		18,287	21,896
Mining royalty payable		391	3,997
Other payables		10,688	15,112
Derivative liabilities		-	81
Share units payable	15(a)(b)(c)	7,157	6,611
Total trade and other payables		$139,389	$148,084

10.   RELATED PARTY TRANSACTIONS

In addition to the related party transactions and balances disclosed elsewhere in these financial statements, the Company entered into the following related party transactions during the three months ended March 31, 2024, and 2023:

Key Management Personnel

Amounts paid to key management personnel were as follows:

	Three months ended March 31,
	2024	2023
Salaries and benefits	$2,931	$2,829
Directors fees	215	207
Consulting fees	17	16
Share-based payments	1,741	1,260
	$4,904	$4,312

During the three months ended March 31, 2024, and 2023, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

11.   LEASE OBLIGATIONS

	Minimum lease payments
As at	March 31, 2024	December 31, 2023
Less than one year	$19,789	$20,339
Between one and five years	40,924	44,677
More than five years	6,042	6,457
	66,755	71,473
Less: future finance charges	(12,965)	(14,072)
Present value of lease obligations	53,790	57,401
Less: Current portion	(14,188)	(14,941)
Non-current portion	$39,602	$42,460

12.   DEBT

The following table summarizes the changes in debt:

	Credit facility	Convertible debentures	Total
Balance at December 31, 2022	$177,020	$42,155	$219,175
Convertible debenture conversion	-	(225)	(225)
Drawdown	75,500	-	75,500
Amortization of discount	926	1,971	2,897
Payments	(90,500)	-	(90,500)
Balance at December 31, 2023	162,946	43,901	206,847
Amortization of discount	207	543	750
Payments	(40,000)	-	(40,000)
Balance at March 31, 2024	$123,153	$44,444	$167,597
Less: Current portion	–	(44,444)	(44,444)
Non-current portion	$123,153	$-	$123,153

As at March 31, 2024, the Company was in compliance with all of the covenants under the Credit Facility, as outlined in the Company’s most recent annual financial statements.

13.   OTHER NON-CURRENT LIABILITIES

As at	Note	March 31, 2024	December 31, 2023
Restricted share units	15(b)	$1,054	$2,648
Other		7,377	7,325
Total other non-current liabilities		$8,431	$9,973

As at March 31, 2024, other non-current liabilities include $7.2 million (December 31, 2023 - $6.4 million) of severance provisions for the anticipated closure of the San Jose mine.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

14.   CLOSURE AND RECLAMATION PROVISIONS

The following table summarizes the changes in closure and reclamation provisions:

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Séguéla Mine	Total
Balance as at December 31, 2023	$15,950	$10,358	$14,485	$14,233	$10,777	$65,803
Changes in estimate	(108)	(564)	(330)	(189)	(215)	(1,406)
Reclamation expenditures	(48)	(38)	-	-	-	(86)
Accretion	221	244	150	151	105	871
Effect of changes in foreign exchange rates	-	138	-	-	-	138
Balance as at March 31, 2024	16,015	10,138	14,305	14,195	10,667	65,320
Less: Current portion	(5,439)	(1,265)	-	-	-	(6,704)
Non-current portion	$10,576	$8,873	$14,305	$14,195	$10,667	$58,616

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Séguéla Mine	Total
Balance as at December 31, 2022	$13,956	$7,670	$11,514	$13,375	$6,790	$53,305
Changes in estimate	2,215	949	2,442	261	3,692	9,559
Reclamation expenditures	(1,011)	(192)	-	-	-	(1,203)
Accretion	790	777	529	597	295	2,988
Effect of changes in foreign exchange rates	-	1,154	-	-	-	1,154
Balance as at December 31, 2023	15,950	10,358	14,485	14,233	10,777	65,803
Less: Current portion	(3,804)	(1,261)	-	-	-	(5,065)
Non-current portion	$12,146	$9,097	$14,485	$14,233	$10,777	$60,738

The following table summarizes certain key inputs used in determining the present value of reclamation costs related to mine and development sites:

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Séguéla Mine	Total
Undiscounted uninflated estimated cash flows	$16,742	$12,126	$15,862	$14,701	$11,032	$70,463
Discount rate	5.70%	9.61%	4.19%	4.59%	4.20%
Inflation rate	3.20%	4.12%	2.38%	2.20%	2.63%

The Company is expecting to incur progressive reclamation costs throughout the life of its mines.

15.   SHARE BASED PAYMENTS

During the three months ended March 31, 2024, the Company recognized share-based payments of $2.2 million, (March 31, 2023 – $2.1 million) related to the amortization of deferred, restricted and performance share units and $nil (March 31, 2023 – $nil) related to amortization of stock options.

Page | 11

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(a)	Deferred Share Units (DSUs)

	Cash Settled
	Number of DSUs	Fair Value
Outstanding, December 31, 2022	922,698	$3,468
Granted	125,802	431
Changes in fair value	-	144
Outstanding, December 31, 2023	1,048,500	4,043
Granted	135,316	438
Changes in fair value	-	(86)
Outstanding, March 31, 2024	1,183,816	$4,395

(b)	Restricted Share Units (RSUs)

	Cash Settled		Equity Settled
	Number of RSUs	Fair Value	Number of RSUs
Outstanding, December 31, 2022	1,948,709	$3,840	705,855
Granted	1,716,286	5,887	-
Units paid out in cash	(1,214,393)	(4,812)	-
Vested and paid out in shares	-	-	(297,275)
Transferred from equity to cash settled	406,487	-	(406,487)
Forfeited or cancelled	(188,892)	-	(2,093)
Changes in fair value and vesting	-	301	-
Outstanding, December 31, 2023	2,668,197	5,216	-
Granted	1,956,611	(6,333)	-
Units paid out in cash	(667,288)	(2,070)	-
Forfeited or cancelled	(51,129)	(98)	-
Changes in fair value and vesting	-	7,101	-
Outstanding, March 31, 2024	3,906,391	3,816	-
Less: current portion		(2,762)
Non-current portion		$1,054

(c)    Performance Share Units (PSUs)

	Cash Settled		Equity Settled
	Number of PSUs	Fair Value	Number of PSUs
Outstanding, December 31, 2022	-	$-	1,839,456
Granted	-	-	844,187
Forfeited or cancelled	-	-	(152,729)
Transferred from equity to cash settled	340,236	-	(340,236)
Units paid out in cash	(340,236)	(1,240)	-
Vested and paid out in shares	-	-	(350,666)
Changes in fair value and vesting	-	1,240	-
Outstanding, December 31, 2023	-	-	1,840,012
Granted	-	-	1,038,383
Forfeited or cancelled	-	-	(186,791)
Vested and paid out in shares	-	-	(186,784)
Outstanding, March 31, 2024	-	$-	2,504,820

Page | 12

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(d)    Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at March 31, 2024, a total of 2,950,529 stock options are available for issuance under the plan.

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2022	636,818	$5.62
Exercised	(127,350)	3.22
Expired unexercised	(509,468)	6.21
Outstanding, December 31, 2023	-	-
Outstanding, March 31, 2024	-	$-

16.   SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

During the three months ended March 31, 2024, the Company acquired and cancelled 1,030,375 common shares through its normal course issuer bid (“NCIB”) program which operated for the period from May 2, 2023 to May 1, 2024, at an average cost of $3.42 per share, for a total cost of $3.5 million.

17.    EARNINGS PER SHARE

	Three months ended March 31,
	2024	2023
Basic:
Net income attributable to Fortuna shareholders	$26,250	$10,879
Weighted average number of shares (000's)	306,470	290,242
Earnings per share - basic	$0.09	$0.04

	Three months ended March 31,
	2024	2023
Diluted:
Net income attributable to Fortuna shareholders	$26,250	$10,879
Diluted net loss for the period	$26,250	$10,879

Weighted average number of shares (000's)	306,470	290,242
Incremental shares from dilutive potential shares	1,729	2,109
Weighted average diluted number of shares (000's)	308,199	292,351
Earnings per share - diluted	$0.09	$0.04

For the three months ended March 31, 2024, nil (March 31, 2023 – 7,551) out of the money options, 1,728,885 (March 31, 2023 – nil) share units, and 9,143,000 (March 31, 2023 – 9,176,000) potential shares issuable on conversion of the debentures were excluded from the diluted earnings per share calculation. These items were excluded from the diluted earnings per share calculations as their effect would have been anti-dilutive.

Page | 13

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

18.   SALES

The Company’s geographical analysis of revenue from contracts with customers attributed to the location of the products produced, is as follows:

	Three months ended March 31, 2024
	Peru	Mexico	Argentina	Burkina Faso	Côte d'Ivoire	Total
Silver-gold concentrates	$-	$23,897	$-	$-	$-	$23,897
Silver-lead concentrates	15,980	-	-	-	-	15,980
Zinc concentrates	10,875	-	-	-	-	10,875
Gold doré	-	-	45,212	56,911	72,161	174,284
Provisional pricing adjustments	(234)	147	-	-	-	(87)
Sales to external customers	$26,621	$24,044	$45,212	$56,911	$72,161	$224,949

	Three months ended March 31, 2023
	Peru	Mexico	Argentina	Burkina Faso	Côte d'Ivoire	Total
Silver-gold concentrates	$-	$42,053	$-	$-	$-	$42,053
Silver-lead concentrates	12,632	-	-	-	-	12,632
Zinc concentrates	12,552	-	-	-	-	12,552
Gold doré	-	-	51,238	55,954	-	107,192
Provisional pricing adjustments	570	654	-	-	-	1,224
Sales to external customers	$25,754	$42,707	$51,238	$55,954	$-	$175,653

	Three months ended March 31,
	2024	2023
Customer 1	$72,161	$-
Customer 2	56,911	55,954
Customer 3	45,212	51,238
Customer 4	26,621	25,754
Customer 5	14,337	22,311
Customer 6	9,707	20,396
	$224,949	$175,653

From time to time, the Company enters into forward sale and collar contracts to mitigate the price risk for some of its forecasted base and precious metals production, and non-metal commodities.

During the three months ended March 31, 2024, the Company recognized $nil of realized losses on the settlement of forward sale and collar contracts (March 31, 2023 - $0.1 million realized losses), and $nil unrealized losses from changes in the fair value of the open positions (March 31, 2023 - $1.4 million unrealized losses).

19.   COST OF SALES

	Three months ended March 31,
	2024	2023
Direct mining costs	$72,001	$67,007
Salaries and benefits	21,772	14,932
Workers' participation	351	463
Depletion and depreciation	49,846	44,141
Royalties and other taxes	11,076	8,711
Other	(6)	(29)
Cost of sales	$155,040	$135,225

Page | 14

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

For the three months ended March 31, 2024, depletion and depreciation include $3.4 million of depreciation related to right-of-use assets (March 31, 2023 - $2.3 million).

20.   GENERAL AND ADMINISTRATION

	Three months ended March 31,
	2024	2023
General and administration	$15,983	$12,737
Workers' participation	71	72
	16,054	12,809
Share-based payments	2,176	2,137
General and administration	$18,230	$14,946

21.   INTEREST AND FINANCE COSTS, NET

	Three months ended March 31,
	2024	2023
Interest income	$850	$658
Interest expense	(4,776)	(1,842)
Bank stand-by and commitment fees	(178)	(105)
Accretion expense	(1,058)	(703)
Lease liabilities	(1,056)	(647)
	$(6,218)	$(2,639)

During the three months ended March 31, 2024, the Company capitalized $nil of interest related to the construction of the Séguéla Mine (March 31, 2023 - $2.8 million). The Company stopped capitalizing interest expenses associated with the project on July 1, 2023.

22.   SEGMENTED INFORMATION

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer, as chief operating decision maker, considers the business from a geographic perspective when considering the performance of the Company’s business units.

The following summary describes the operations of each reportable segment:

●	Mansfield – operates the Lindero gold mine
●	Sanu – operates the Yaramoko gold mine
●	Sango – operates the Séguéla gold mine
●	Cuzcatlan – operates the San Jose silver-gold mine
●	Bateas – operates the Caylloma silver, lead, and zinc mine
●	Corporate – corporate stewardship

Page | 15

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Three months ended March 31, 2024
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$45,212	$56,911	$72,161	$24,044	$26,621	$-	$224,949
Cost of sales before depreciation and depletion	(22,468)	(24,736)	(21,161)	(23,333)	(13,497)	1	(105,194)
Depreciation and depletion in cost of sales	(11,581)	(10,215)	(24,048)	(391)	(3,611)	-	(49,846)
General and administration	(2,891)	(550)	(1,332)	(1,458)	(1,308)	(10,691)	(18,230)
Other (expenses) income	(603)	(1,949)	(2,840)	(52)	49	851	(4,544)
Finance items	2,218	(294)	(598)	(195)	(172)	(4,529)	(3,570)
Segment income (loss) before taxes	9,887	19,167	22,182	(1,385)	8,082	(14,368)	43,565
Income taxes	(986)	(3,996)	(5,974)	896	(2,794)	(1,644)	(14,498)
Segment income (loss) after taxes	$8,901	$15,171	$16,208	$(489)	$5,288	$(16,012)	$29,067

	Three months ended March 31, 2023
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$51,238	$55,954	$-	$42,707	$25,754	$-	$175,653
Cost of sales before depreciation and depletion	(28,533)	(27,496)	-	(22,610)	(12,445)	-	(91,084)
Depreciation and depletion in cost of sales	(13,192)	(17,367)	-	(9,913)	(3,669)	-	(44,141)
General and administration	(2,017)	(889)	(102)	(1,898)	(1,240)	(8,800)	(14,946)
Other (expenses) income	(977)	4,348	(82)	(1,071)	(71)	(3,763)	(1,616)
Finance items	(671)	(202)	(92)	(981)	92	(2,211)	(4,065)
Segment income (loss) before taxes	5,848	14,348	(276)	6,234	8,421	(14,774)	19,801
Income taxes	(833)	(1,381)	—	(1,720)	(2,345)	(1,665)	(7,944)
Segment income (loss) after taxes	$5,015	$12,967	$(276)	$4,514	$6,076	$(16,439)	$11,857

As at March 31, 2024	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Total assets	$499,828	$230,412	$934,637	$49,570	$143,085	$89,848	$1,947,380
Total liabilities	$48,731	$61,535	$250,864	$29,060	$48,558	$195,215	$633,963
Capital expenditures[1]	$15,257	$10,634	$11,851	$2,052	$2,905	$5,482	$48,181
[1] Capital expenditures are on an accrual basis for the three months ended March 31, 2024

As at December 31, 2023	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Total assets	$491,213	$228,335	$976,169	$58,501	$139,161	$74,484	$1,967,863
Total liabilities	$53,175	$59,043	$243,532	$36,955	$49,944	$237,093	$679,742
Capital expenditures[1]	$44,667	$63,833	$118,693	$22,260	$22,394	$3,974	$275,821
[1] Capital expenditures are on an accrual basis for the year ended December 31, 2023

23.   FAIR VALUE MEASUREMENTS

During the three months ended March 31, 2024, and 2023, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

Page | 16

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Carrying value				Fair value
March 31, 2024	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$83	$-	$-	$83	$83	$-	$-	$-
Trade receivables concentrate sales	-	17,817	-	17,817	-	17,817	-	-
	$83	$17,817	$-	$17,900	$83	$17,817	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$87,725	$87,725	$-	$-	$-	$87,725
Trade receivables doré sales	-	-	5,351	5,351	-	-	-	5,351
Other receivables	-	-	4,264	4,264	-	-	-	4,264
	$-	$-	$97,340	$97,340	$-	$-	$-	$97,340

Financial liabilities measured at Fair Value
Share units payable	-	(8,211)	-	(8,211)	-	(8,211)	-	-
	$-	$(8,211)	$-	$(8,211)	$-	$(8,211)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(102,866)	$(102,866)	$-	$-	$-	$(102,866)
Payroll payable	-	-	(18,287)	(18,287)	-	-	-	(18,287)
Credit facilities	-	-	(123,153)	(123,153)	-	(125,000)	-	-
Convertible debentures	-	-	(44,444)	(44,444)	-	(45,016)	-	-
Other payables	-	-	(71,051)	(71,051)	-	-	-	(71,051)
	$-	$-	$(359,801)	$(359,801)	$-	$(170,016)	$-	$(192,204)

Page | 17

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Carrying value				Fair value
December 31, 2023	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$80	$-	$-	$80	$80	$-	$-	$-
Trade receivables concentrate sales	-	16,819	-	16,819	-	16,819	-	-
	$80	$16,819	$-	$16,899	$80	$16,819	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$128,148	$128,148	$-	$-	$-	$128,148
Trade receivables doré sales	-	-	3,151	3,151	-	-	-	3,151
Other receivables	-	-	5,189	5,189	-	-	-	5,189
	$-	$-	$136,488	$136,488	$-	$-	$-	$136,488

Financial liabilities measured at Fair Value
Metal forward sales contracts liability	-	$(81)	$-	$(81)	$-	$(81)	$-	$-
Share units payable	-	(9,259)	-	(9,259)	-	(9,259)	-	-
	$-	$(9,340)	$-	$(9,340)	$-	$(9,340)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(100,387)	$(100,387)	$-	$-	$-	$(100,387)
Payroll payable	-	-	(21,896)	(21,896)	-	-	-	(21,896)
Credit facilities	-	-	(162,946)	(162,946)	-	(165,000)	-	-
Convertible debentures	-	-	(43,901)	(43,901)	-	(44,344)	-	-
Other payables	-	-	(82,807)	(82,807)	-	-	-	(82,807)
	$-	$-	$(411,937)	$(411,937)	$-	$(209,344)	$-	$(205,090)

Page | 18

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

24.   SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the three months ended March 31, 2024, and 2023 are as follows:

	Three months ended March 31,
	2024	2023
Trade and other receivables	$(7,296)	$(9,420)
Prepaid expenses	(864)	998
Inventories	(9,801)	(3,659)
Trade and other payables	(17,366)	1,316
Total changes in working capital	$(35,327)	$(10,765)

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes for the periods as set out below are as follows:

	Bank loan	Convertible debentures	Lease obligations
As at December 31, 2022	$177,020	$42,155	$21,346
Additions	75,500	-	48,805
Terminations	-	-	(21)
Conversion of debenture	-	(225)	-
Interest	926	1,971	3,658
Payments	(90,500)	-	(16,625)
Foreign exchange	-	-	238
As at December 31, 2023	162,946	43,901	57,401
Additions	-	-	267
Interest	207	543	1,059
Payments	(40,000)	-	(4,934)
Foreign exchange	-	-	(3)
As at March 31, 2024	$123,153	$44,444	$53,790

The significant non-cash financing and investing transactions during the three months ended March 31, 2024, and 2023 are as follows:

	Three months ended March 31,
	2024	2023
Mineral properties, plant and equipment changes in closure and reclamation provision	$842	$(3,382)
Additions to right of use assets	$267	$(32,035)
Share units allocated to share capital upon settlement	$681	$521

25.  NON-CONTROLLING INTEREST

As at March 31, 2024, the non-controlling interest (“NCI”) of the State of Burkina Faso, which represents a 10% interest in Roxgold SANU S.A., totaled $4.8 million. The income attributable to the NCI for the three months ended March 31, 2024, totaling $1.5 million, is based on the net income for Yaramoko.

As at March 31, 2024, the NCI of the State of Côte d’Ivoire, which represents a 10% interest in Roxgold Sango S.A., totaled $47.7 million. The income attributable to the NCI for the three months ended March 31, 2024, totaling $1.3 million, is based on the net income for Séguéla.

Page | 19

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

26.   CONTINGENCIES AND CAPITAL COMMITMENTS

(a)    Caylloma Letter of Guarantee

The Caylloma mine closure plan, as amended, that was in effect in January 2021, includes total undiscounted closure costs of $18.2 million, which consisted of progressive closure activities of $6.2 million, final closure activities of $9.8 million, and post closure activities of $2.3 million pursuant to the terms of the Mine Closing Law.

Under the terms of the current Mine Closing Law, the Company is required to provide the Peruvian Government with a guarantee in respect of the Caylloma mine closure plan as it relates to final closure activities and post-closure activities and related taxes. In 2024, the Company provided a bank letter of guarantee of $12.9 million to the Peruvian Government in respect of such closure costs and taxes.

(b)    San Jose Letter of Guarantee

The Company has established three letters of guarantee in the aggregate amount of $0.3 million to fulfill its environmental obligations under the terms and conditions of the Environmental Impact Statements issued by the Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”) in 2009 in respect of the construction of the San Jose mine, and in 2017 and 2020 with respect to the expansion of the dry stack tailings facility at the San Jose mine. The letters of guarantee expire on March 5, 2025, September 17, 2024 and December 31, 2024, respectively.

(c)    Other Commitments

As at March 31, 2024, the Company had capital commitments of $3.0 million, for civil work, equipment purchases and other services at the Lindero mine, which are expected to be expended within one year.

Côte d’Ivoire

The Company entered into an agreement with a service provider at the Séguéla mine wherein if the Company terminates the agreement prior to the end of its term, in November 2026, the Company would be required to make an early termination payment, which is reduced monthly over 48 months. If the Company had terminated the agreement on March 31, 2024, and elected not to purchase the service provider’s equipment, it would have been subject to an early termination payment of $16.7 million. If the Company had terminated the agreement on March 31, 2024, and elected to purchase the service provider’s equipment, the early termination amount would be adjusted to exclude equipment depreciation and demobilization of equipment, and only include portion of the monthly management fee and demobilization of personnel.

(d)    Tax Contingencies

The Company is, from time to time, involved in various tax assessments arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. The Company has recognized tax provisions with respect to current assessments received from the tax authorities in the various jurisdictions in which the Company operates, and from any uncertain tax positions identified. For those amounts recognized related to current tax assessments received, the provision is based on management's best estimate of the outcome of those assessments, based on the validity of the issues in the assessment, management's support for their position, and the expectation with respect to any negotiations to settle the assessment. Management re-evaluates the outstanding tax assessments regularly to update their estimates related to the outcome for those assessments taking into account the criteria above.

Page | 20

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Peru

The Company was assessed $1.2 million (4.3 million Peruvian soles), including interest and penalties of $0.8 million (2.9 million Peruvian soles), for the 2010 tax year by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from derivative instruments.  The Company applied to the Peruvian tax court to appeal the assessment. On January 22, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court.

As at March 31, 2024, the Company has recorded the amount paid of $1.2 million (4.3 million Peruvian soles) in other non-current assets, as the Company believes it is probable that the appeal will be successful (Note 8).

The Company was assessed $0.7 million (2.8 million Peruvian soles), including interest and penalties of $0.5 million (1.7 million Peruvian soles), for the 2011 tax year by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from intercompany transactions.  The Company applied to the Peruvian tax court to appeal the assessment. On May 14, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court.

Argentina

On August 16, 2022, the Argentine Tax Authority (“AFIP”) published General Resolution No.5248/2022 (the “Resolution”) which established a one-time “windfall income tax prepayment” for companies that have obtained extraordinary income derived from the general increase in international prices. The Resolution was published by AFIP without prior notice.

The windfall income tax prepayment applies to companies that meet certain income tax or net income tax (before the deduction of accumulated tax losses) thresholds for 2021 or 2022. The aggregate amount of the windfall income tax prepayment payable by Mansfield calculated in accordance with the Resolution was approximately $0.9 million (810 million Argentine Pesos), excluding related accrued interest of approximately $0.3 million (277 million Argentine Pesos).

The windfall income tax prepayment was to be paid in three equal and consecutive monthly instalments, starting on October 22, 2022, and was payable in addition to income tax instalments currently being paid by corporate taxpayers on account of their income tax obligations. The windfall income tax prepayment is an advance payment of income taxes which were due to be paid in 2022.

Based on the historical accumulated losses of Mansfield for fiscal 2021, which can be carried forward for 2022, Mansfield was not liable for income tax, and based upon current corporate income tax laws and the ability of the Company to deduct historical accumulated losses, income tax will not be required to be paid for fiscal 2022.

To protect Mansfield’s position from having to pay the windfall income tax prepayment as an advance income tax for 2022, which based on management’s projections is not payable, Mansfield applied to the Federal Court of Salta Province for a preliminary injunction to prevent the AFIP from issuing a demand or other similar measure for the collection of the windfall income tax prepayment.  On October 3, 2022, Mansfield was notified that the Court had granted the preliminary injunction. As a result, Mansfield did not pay any of the instalments.

Page | 21

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Mansfield also filed an administrative claim with the AFIP to challenge the constitutionality of the Resolution, which was rejected by AFIP on November 2, 2022. Mansfield has challenged the rejection of its administrative claim, by filing legal proceedings against the AFIP with the Federal Court. On February 15, 2023, the Federal Court granted Mansfield a preliminary injunction in these legal proceedings. Mansfield has subsequently presented additional documentation to AFIP which has resulted in the windfall tax prepayment installments being eliminated from Mansfield’s account in AFIP’s system.  The legal proceedings to determine the unconstitutionality of the Resolution and whether interest is payable to AFIP continue under the protection of a preliminary injunction.

(e)    Other Contingencies

The Company is subject to various investigations and other claims; and legal, labour, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavourably for the Company. Certain conditions may exist as of the date these financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

27.   SUBSEQUENT EVENTS

On April 1, 2024, the Company exercised its right to acquire one-half of the 1.2% net smelter return royalty at the Séguéla Mine for $6.5 million (10 million Australian dollars) as per a royalty agreement with Franco Nevada Corporation dated March 30, 2021.

On April 30, 2024, the Company announced that the Toronto Stock Exchange had approved the renewal of the Company’s NCIB to purchase up to 15,287,201 common shares, being 5 percent of its outstanding common shares as at April 26, 2024. Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the NYSE and/or alternative Canadian trading systems. The share repurchase program started on May 2, 2024, and will expire on the earlier of: (i) May 1, 2025; (ii) the date the Company acquires the maximum number of common shares allowable under the NCIB; or (iii) the date the Company otherwise decides not to make any further repurchases under the NCIB.

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